5-1-02

02036332

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May 2002

Copamex, S.A. de C.V.
(Translation of Registrant's name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.]

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** Quarter: 4 Year: 2001

COPAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**12,505,707**	**100**	**13,259,107**	**100**
2	**CURRENT ASSETS**	**3,161,809**	**25**	**3,284,205**	**25**
3	CASH AND SHORT-TERM INVESTMENTS	217,498	2	36,437	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,457,112	12	1,752,816	13
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	355,289	3	285,465	2
6	INVENTORIES	894,654	7	1,086,954	8
7	OTHER CURRENT ASSETS	237,256	2	122,533	1
8	**LONG-TERM**	**77,604**	**1**	**199,510**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	199,510	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	77,604	1	0	0
11	OTHER	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**8,526,295**	**68**	**9,106,113**	**69**
13	PROPERTY	2,091,841	17	2,051,736	15
14	MACHINERY AND INDUSTRIAL	12,876,579	103	13,232,841	100
15	OTHER EQUIPMENT	452,683	4	493,314	4
16	ACCUMULATED DEPRECIATION	6,995,296	56	6,838,682	52
17	CONSTRUCTION IN PROGRESS	100,488	1	166,904	1
18	**DEFERRED ASSETS (NET)**	**739,999**	**6**	**669,279**	**5**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**8,447,720**	**100**	**8,988,794**	**100**
21	**CURRENT LIABILITIES**	**3,660,493**	**43**	**3,614,709**	**40**
22	SUPPLIERS	940,849	11	849,252	9
23	BANK LOANS	2,092,918	25	2,157,006	24
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	37,290	0	16,539	0
26	OTHER CURRENT LIABILITIES	589,436	7	591,912	7
27	**LONG-TERM LIABILITIES**	**2,706,135**	**32**	**3,255,941**	**36**
28	BANK LOANS	753,150	9	1,447,359	16
29	STOCK MARKET LOANS	1,952,985	23	1,808,582	20
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,979,761**	**23**	**2,031,136**	**23**
32	**OTHER LIABILITIES**	**101,331**	**1**	**87,008**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**4,057,987**	**100**	**4,270,313**	
34	**MINORITY INTEREST**	**236,166**	**6**	**182,907**	**4**
35	**MAJORITY INTEREST**	**3,821,821**	**94**	**4,087,406**	**96**
36	**CONTRIBUTED CAPITAL**	**4,826,205**	**119**	**4,833,222**	**113**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,847,293	70	2,851,972	67
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,972,576	49	1,974,914	46
39	PREMIUM ON SALES OF SHARES	6,336	0	6,336	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,004,384)**	**(25)**	**(745,816)**	**(17)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,553,092	38	1,435,373	34
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(2,500,037)	(62)	(2,298,908)	(54)
45	NET INCOME FOR THE YEAR	(57,439)	(1)	117,719	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **4** YEAR: **2001**

COPAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**217,498**	100	**36,437**	100
46	CASH	57,661	27	22,823	63
47	SHORT-TERM INVESTMENTS	159,837	73	13,614	37
18	**DEFERRED ASSETS (NET)**	**739,999**	100	**669,279**	100
48	AMORTIZED OR REDEEMED	624,140	84	623,454	93
49	GOODWILL	115,859	16	45,825	7
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**3,660,493**	100	**3,614,709**	100
52	FOREING CURRENCY	2,596,236	71	2,783,333	77
53	MEXICAN PESOS LIABILITIES	1,064,257	29	831,376	23
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0		0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0		0
56	CURRENT MATURITIES OF	0	0		0
26	**OTHER CURRENT LIABILITIES**	**589,436**	100	**591,912**	100
57	OTHER CURRENT LIABILITIES WITH	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT	589,436	100	591,912	100
27	**LONG-TERM LIABILITIES**	**2,706,135**	100	**3,255,941**	100
59	FOREING CURRENCY LIABILITIES	2,406,135	89	3,255,941	100
60	MEXICAN PESOS	300,000	11	0	0
29	**STOCK MARKET LOANS**	**1,952,985**	100	**1,808,582**	100
61	BONDS	1,952,985	100	1,808,582	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**1,979,761**	100	**2,031,136**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,979,761	100	2,031,136	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**101,331**	100	**87,008**	100
68	RESERVES	101,331	100	87,008	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(2,500,037)**	100	**(2,298,908)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(2,500,037)	(100)	(2,298,908)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER 4 YEAR 2001
COPAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(498,684)	(330,504)
73	PENSIONS FUND AND SENIORITY	101,331	87,008
74	EXECUTIVES (*)	21	21
75	EMPLOYERS (*)	2,911	3,258
76	WORKERS (*)	3,837	3,819
77	CIRCULATION SHARES (*)	28,472,926	28,519,720
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **COPAMEX** QUARTER: **4** YEAR: **2001**
COPAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**7,618,326**	**100**	**7,866,937**	**100**
2	COST OF	4,897,379	64	5,358,755	68
3	**GROSS INCOME**	**2,720,947**	**36**	**2,508,182**	**32**
4	OPERATING	1,799,614	24	1,721,755	22
5	**OPERATING INCOME**	**921,333**	**12**	**786,427**	**10**
6	TOTAL FINANCING	102,443	1	323,064	4
7	**INCOME AFTER FINANCING COST**	**818,890**	**11**	**463,363**	**6**
8	OTHER FINANCIAL OPERATIONS	705,044	9	70,405	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**113,846**	**1**	**392,958**	**5**
10	RESERVE FOR TAXES AND WORKERS' SHARING	93,077	1	237,508	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**20,769**	**0**	**155,450**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES NON-CONSOLIDATED ASSOCIATES	(25,834)	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**(5,065)**	**0**	**155,450**	**2**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(5,065)**	**0**	**155,450**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(5,065)**	**0**	**155,450**	**2**
19	NET INCOME OF MINORITY INTEREST	52,374	1	37,731	0
20	**NET INCOME OF MAJORITY INTEREST**	**(57,439)**	**(1)**	**117,719**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **COPAMEX** QUARTER: **4** **2001**
COPAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**7,618,326**	**100**	**7,866,937**	**100**
21	DOMESTIC	7,357,449	97	7,545,414	96
22	FOREIGN	260,877	3	321,523	4
23	TRANSLATED INTO DOLLARS	28,014	0	32,669	0
6	**TOTAL FINANCING COST**	**102,443**	**100**	**323,064**	**100**
24	INTEREST PAID	581,851	568	637,228	197
25	EXCHANGE LOSSES	335,741	328	769,864	238
26	INTEREST EARNED	38,656	38	27,285	8
27	EXCHANGE PROFITS	596,797	583	676,371	209
28	GAIN DUE TO MONETARY	(179,696)	(175)	(380,372)	(118)
8	**OTHER FINANCIAL OPERATIONS**	**705,044**	**100**	**70,405**	**100**
29	OTHER NET EXPENSES (INCOME)	705,044	100	70,405	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**93,077**	**100**	**237,508**	**100**
32	INCOME TAX	26,148	28	22,402	9
33	DEFERED INCOME TAX	56,926	61	208,432	88
34	WORKERS' PROFIT SHARING	10,003	11	6,674	3
35	DEFERED WORKERS' PROFIT	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **4** YEAR: **2001**
COPAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	9,446,122	8,935,673
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	7,618,326	7,866,937
39	OPERATION INCOME (**)	921,333	786,427
40	NET INCOME OF MAYORITY INTEREST(**)	(57,439)	117,719
41	NET CONSOLIDATED INCOME	(5,065)	155,450

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE**COPAMEX** QUARTER: **4** **2001**
COPAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(5,065)**	**155,450**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	1,017,125	701,532
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,012,060**	**856,982**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	187,937	(232,310)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,199,997**	**624,672**
6	CASH FLOW FROM EXTERNAL FINANCING	(523,087)	(223,198)
7	CASH FLOW FROM INTERNAL FINANCING	(6,132)	(13,002)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(529,219)**	**(236,200)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(489,717)**	**(396,112)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	181,061	(7,640)
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	36,437	44,077
12	CASH AND SHORT-TERM INVESTMENTS AT THE OF PERIOD	217,498	36,437

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE**COPAMEX** QUARTER: **4** **2001**
COPAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,017,125**	**701,532**
13	DEPRECIATION AND AMORTIZATION FOR THE	407,887	475,206
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	14,132	12,688
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	595,106	213,638
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**187,937**	**(232,310)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	290,357	(190,055)
19	+ (-) DECREASE (INCREASE) IN	(136,640)	(83,228)
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	(112,227)	(221,701)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	91,597	72,009
22	+ (-) INCREASE (DECREASE) IN OTHER	54,850	190,665
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(523,087)**	**(223,198)**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	717,402	1,304,242
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	90,807	0
27	(-) BANK FINANCING	(1,331,296)	(1,189,526)
28	(-) STOCK MARKET	0	(139,247)
29	(-) OTHER FINANCING	0	(198,667)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(6,132)**	**(13,002)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(7,017)	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	885	(13,002)
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(489,717)**	**(396,112)**
34	+ (-) DECREASE (INCREASE) IN STOCK OF A PERMANENT NATURE	(152,911)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(294,205)	(300,845)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED	0	0
39	+ (-) OTHER ITEMS	(42,601)	(95,267)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **COPAMEX** QUARTER: **4** **2001**
COPAMEX, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(0.07)	%	1.98	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(1.50)	%	2.88	%
3	NET INCOME TO TOTAL ASSETS (**)	(0.04)	%	1.17	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(3,547.80)	%	244.69	
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.61	times	0.59	times
7	NET SALES TO FIXED ASSETS (**)	0.89	times	0.86	
8	INVENTORIES ROTATION (**)	5.47	times	4.93	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	60	days	70	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.12	%	11.77	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	67.55	%	67.79	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.08	times	2.10	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	59.22	%	67.19	
14	LONG-TERM LIABILITIES TO FIXED ASSETS	31.74	%	35.76	%
15	OPERATING INCOME TO INTEREST PAID	1.58	times	1.23	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.90	times	0.88	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.86	times	0.91	times
18	CURRENT ASSETS LESS INVENTORY TO LIABILITIES	0.62	times	0.61	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.37	times	0.37	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.94	%	1.01	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	13.28	%	10.89	%
22	CASH FLOW FROM CHANGES IN WORKING TO NET SALES	2.47	%	(2.95)	%
23	CASH GENERATED (USED) IN OPERATING INTEREST PAID	2.06	times	0.98	times
24	EXTERNAL FINANCING TO CASH (USED) IN FINANCING	98.84	%	94.50	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	1.16	%	5.50	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	60.08	%	75.95	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **COPAMEX** QUARTER: **4** YEAR: **2001**
COPAMEX, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (2.01)	$ 4.13
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (2.01)	$ 4.13
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 134.23	$ 143.32
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.00 times	0.00 times
12	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00 times	0.00 times
13	MARKET PRICE TO BASIC PROFIT PER SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **4** YEAR: **2001**
COPAMEX, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

JUDGED INFORMATION

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INMOBILIARIA COINSA	INMOBILIARIA	70,000	100.00	14,621	11,629
2 PIAPSA	CONVERTIDORA DE PAPEL	310,390,998	100.00	97,176	13,630
3 BOLSAS MALDONADO	SERVICIOS	2,700	99.60	222	512
4 CORPORATIVO COPAMEX	SERVICIOS ADMVOS.	180,000	100.00	23,306	11,465
5 DES. INMOBILIARIO DEL PONIENTE	ARRENDADORA	2,882,124	100.00	133,028	45,682
6 INDUSTRIAS UNIDAS DE CENTROAMERICA	PRODUCCION DE PAPEL	11,200	70.00	33,455	27,676
7 COPAMEX EMPAQUE	TENEDORA DE ACCIONES	16,700,000	100.00	1,670,000	1,721,693
8 COPAMEX PRODUCTOS AL CONSUMIDOR	TENEDORA DE ACCIONES	14,684,000	100.00	1,720,300	1,820,905
9 COPAMEX PAPELES PARA ESCRITURA E IMPRESION	TENEDORA DE ACCIONES	25,410,920	100.00	2,821,800	1,725,275
TOTAL INVESTMENT IN SUBSIDIARIES				**6,513,908**	**5,378,467**
ASSOCIATEDS					
1 CORRUGADO Y FIBRA	PROD. CORRUGADO	75,090	45.00	2,020	6,147
2 COPAMEX HIGIENE INFANTIL	PROD. PAÑALES	2,072,150	45.00	85,697	71,457
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**87,717**	**77,604**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					5,456,071

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**COPAMEX** QUARTER: **4** YEAR: **2001**

COPAMEX, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	488,659	181,229	307,430	1,150,728	443,702	1,014,456
MACHINERY	2,907,979	1,349,127	1,558,852	9,968,600	4,783,271	6,744,181
TRANSPORT EQUIPMENT	68,543	40,820	27,723	97,105	58,741	66,087
OFFICE EQUIPMENT	72,839	70,587	2,252	69,261	67,819	3,694
COMPUTER EQUIPMENT	67,736	0	67,736	49,923	0	117,659
OTHER	27,276	0	27,276	0	0	27,276
DEPRECIABLES TOTAL	**3,633,032**	**1,641,763**	**1,991,269**	**11,335,617**	**5,353,533**	**7,973,353**
NOT DEPRECIATION ASSETS						
GROUNDS	63,377	0	63,377	389,077	0	452,454
CONSTRUCTIONS IN PROCESS	100,441	0	100,441	47	0	100,488
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**163,818**	**0**	**163,818**	**389,124**	**0**	**552,942**
TOTAL	**3,796,850**	**1,641,763**	**2,155,087**	**11,724,741**	**5,353,533**	**8,526,295**

STOCK EXCHANGE CODI**COPAMEX**
COPAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

NOTES

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCOMEXT	14/10/2004	5.30	0	0	0	0	0	76,501	0	0	0	0	0	0	0	0
BANCOMEXT	14/10/2004	4.60	0	0	0	0	0	55,017	0	0	0	0	0	0	0	0
BANCOMEXT	14/10/2004	4.15	0	0	0	0	0	73,356	0	0	0	0	0	0	0	0
BANCOMEXT	14/10/2004	3.90	0	0	0	0	0	68,129	0	0	0	0	0	0	0	0
CITIBANK	26/01/2002	5.10	0	0	0	0	0	0	0	0	0	73,723	0	0	0	0
CITIBANK	26/02/2002	4.90	0	0	0	0	0	0	0	0	0	103,753	0	0	0	0
UNSECURED DEBT																
BANCOMER	09/01/2002	5.10	0	0	0	185,682	0	0	0	0	0	0	0	0	0	0
BANAMEX	18/01/2002	6.00	0	0	0	79,536	0	0	0	0	0	0	0	0	0	0
BANAMEX	28/01/2002	6.69	0	0	0	17,422	0	0	0	0	0	0	0	0	0	0
BANAMEX	18/01/2002	5.53	0	0	0	2,705	0	0	0	0	0	0	0	0	0	0
BANAMEX	29/09/2002	9.00	0	0	0	458,475	0	0	0	0	0	0	0	0	0	0
BANORTE	25/01/2002	7.61	0	0	0	146,345	0	0	0	0	0	0	0	0	0	0
AFIRME	18/01/2002	11.50	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	22/03/2004	5.87	0	0	0	0	0	0	0	0	0	366,780	366,780	91,695	0	0
RABOBANK	18/01/2002	4.15	0	0	0	0	0	0	0	0	0	91,695	0	0	0	0
EURO.COMM.P.	28/02/2002	8.38	0	0	0	0	0	0	0	0	0	110,034	0	0	0	0
EURO.COMM.P.	16/05/2002	8.50	0	0	0	0	0	0	0	0	0	275,085	0	0	0	0
EURO.COMM.P.	27/05/2002	9.25	0	0	0	0	0	0	0	0	0	7,015	0	0	0	0
EURO.COMM.P.	04/06/2002	8.72	0	0	0	0	0	0	0	0	0	119,204	0	0	0	0
EURO.COMM.P.	13/11/2002	8.47	0	0	0	0	0	0	0	0	0	18,339	0	0	0	0
WITH WARRANTY																
BANAMEX	15/04/2003	6.27	0	0	0	10,647	5,324	0	0	0	0	0	0	0	0	0
BANCO DE AMERICA CENTRAL	15/05/2002	13.00	0	0	0	0	0	0	0	0	0	89	0	0	0	0
BANCO DEL CAFE	20/04/2005	15.15	0	0	0	0	0	0	0	0	0	688	688	688	343	0
IBC	20/03/2006	8.00	0	0	0	0	0	0	0	0	0	1,430	1,430	1,430	1,430	1,677
TBC	15/02/2002	8.00	0	0	0	0	0	0	0	0	0	806	0	0	0	0
OTHER FINANCIAL ENTITIES																
EXPORT DEVELOPMENT CORP	15/01/2005	7.38	0	0	0	0	0	0	0	0	0	3,465	3,465	3,465	1,732	0

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
TOTAL BANKS			20,000	0	0	900,812	5,324	273,003	0	0	0	1,172,106	372,363	97,278	3,505	1,677
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
CITIBANK	30/04/2004	11.37	0	0	0	0	0	0	0	0	0	0	0	1,652,985	0	0
CITIBANK/CERTIFICADO BURSATI	02/12/2004	10.00	0	300,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	300,000	0	0	0	0	0	0	0	0	0	1,652,985	0	0
PROVEEDORES																
PROVEEDORES NACIONALES			494,665	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES EXTRANJEROS			0	0	0	0	0	0	0	0	0	446,184	0	0	0	0
TOTAL SUPPLIERS			494,665	0	0	0	0	0	0	0	0	446,184	0	0	0	0
INTERESES Y OTROS PASIVOS			512,302	0	77,134	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			512,302	0	77,134	0	0	0	0	0	0	0	0	0	0	0
			1,026,967	300,000	77,134	900,812	5,324	273,003	0	0	0	1,618,290	372,363	1,750,263	3,505	1,677

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **4** YEAR: **2001**
COPAMEX, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	28,014	260,877	0	0	260,877
OTHER	0	0	0	0	0
TOTAL	**28,014**	**260,877**			**260,877**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	152,657	1,421,726	0	0	1,421,726
INVESTMENTS	16,222	151,003	0	0	151,003
OTHER	8,910	83,210	0	0	83,210
TOTAL	**177,789**	**1,655,939**			**1,655,939**
NET BALANCE	**(149,775)**	**(1,395,062)**			**(1,395,062)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**5,929**	**54,372**	0	0	**54,372**
LIABILITIES POSITION	**545,545**	**5,002,371**			**5,002,371**
SHORT TERM LIABILITIES POSITION	283,139	2,596,236	0	0	2,596,236
LONG TERM LIABILITIES POSITION	262,406	2,406,135	0	0	2,406,135
NET BALANCE	**(539,616)**	**(4,947,999)**			**(4,947,999)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**COPAMEX** QUARTER: **4** YEAR: **2001**
COPAMEX, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,211,725	6,588,926	4,377,201	0.02	24,764
FEBRUARY	2,231,574	6,621,533	4,389,959	0.02	(3,163)
MARCH	2,178,969	6,527,973	4,349,004	0.02	32,101
APRIL	2,158,363	6,459,237	4,300,874	0.01	23,741
MAY	2,140,962	6,346,757	4,205,795	0.01	18,811
JUNE	2,156,600	6,335,613	4,179,013	0.01	16,928
JULY	2,192,617	6,194,497	4,001,880	0.01	7,905
AUGUST	2,164,523	6,246,282	4,081,759	0.00	14,140
SEPTEMBER	2,285,895	6,413,648	4,127,753	0.00	10,695
OCTOBER	2,162,297	6,447,729	4,285,432	0.00	10,287
NOVEMBER	2,161,068	6,401,735	4,240,667	0.00	10,725
DECEMBER	2,124,889	6,378,854	4,253,965	0.00	12,762
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**179,696**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **4** YEAR: **2001**
COPAMEX, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED

JUDGED INFORMATION

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

SENIOR NOTES DUE 2001 FOR 11.375%
EBITDA/ GASTO FINANCIERO MAYOR O IGUAL A 2.5 VECES COMO PARAMETRO PARA PERMITIR O RESTRINGIR CIERTAS ACTIVIDADES FINANCIERAS Y CORPORATIVAS

ACTUAL SITUATION OF FINANCIAL LIMITED

SE CUMPLE CON LAS RESTRICCIONES

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **4** YEAR: **2001**
COPAMEX, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PAPELES HIGIENICOS DEL CENTRO	PROD.PAPEL TISSUE	67,000	94
PAPELES HIGIENICOS DE MEXICO	PROD.PAPEL TISSUE	36,000	96
INDUSTRIAL PAPELERA MEXICANA	PROD.PAPEL	80,000	94
SANCELA	PROD.HIGIENE FEMENINA	1,460,000	84
INPAMEX PLANTA HUEHUETOCA	PROD.CUADERNOS	22,600	68
PAPELERA DE CHIHUAHUA	PROD.PAPEL	131,000	88
CIA. PAPELERA MALDONADO	PROD.PAPEL	188,000	85
SACOS Y ENVASES INDUSTRIALES	PROD.SACOS DE PAPEL	522,000	90
PONDERCEL	PROD. PAPEL	148,000	79
COPAMEX CORRUGADOS	PROD.CORRUGADOS	77,000	72

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **4** YEAR: **2001**
COPAMEX, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
LUZ					
AGUA					
GAS					
PULPA DESTINTADA					
FIBRA SECUNDARIA					
PROD.QUIMICOS					
		PULPA VIRGEN			
		PULPA DESTINTADA			
		FIBRA SECUNDARIA			
		PROD.QUIMICOS			

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

< EXCHANGE CODE: **COPAMEX**
IEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
. CONSUMIDOR		0	0	3,438,902			
MPAQUE		0	0	1,787,382			
IRA E IMP.		0	0	2,131,165			
A L				7,357,449			

K EXCHANGE CODE: **COPAMEX**
MEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CONSUMIDOR		0	0	171,953			
MPAQUE		0	0	74,334			
RA E IMP.		0	0	14,590			
A L				260,877			

ES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 1,499,137

Number of shares Outstanding at the Date of the NFEA: 28,519,720
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 1,564,236

Number of shares Outstanding at the Date of the NFEA: 28,472,926
(Units)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : ***2000***	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF:

Number of Shares Outstanding at the Date of the NFEAR:
(Units)

ARE FIGURES FISCALLY AUDITED? ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:
+ DEDUCTED WORKER'S PROFIT SHA
- DETERMINED INCOME TAX:
- NON-DEDUCTABLES

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:
DETERMINATED RFE OF THE FISCAL YEAR
- INCOME TAX (DEFERED ISR):
* FACTOR TO DETERMINE THE NFEAR:
NFER FROM THE PERIOD

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF

Number of shares Outstanding at the Date of the NFEAR
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF:

Number of shares Outstanding at the Date of the NFEAR
(Units)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **COPAMEX** QUARTER: **4** YEAR: **2001**
COPAMEX, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
I-A	100.00000	6	6,000		6,000		600	
I-B	100.00000	6		385,248	385,248			38,525
I-D	100.00000	6		625,341	625,341			62,534
I-E	100.00000	6		5,209,376	5,209,376			520,938
I-F	100.00000	6		3,354,051	3,354,051			335,405
I-G	100.00000	6		65,457	65,457			6,546
II-C	100.00000	6		133,152	133,152			13,315
II-E	100.00000	6		14,113,234	14,113,234			1,411,323
II-F	100.00000	6		4,581,067	4,581,067			458,107
TOTAL			6,000	28,466,926	28,472,926	0	600	2,846,693

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
28,472,926
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE**COPAMEX** QUARTER: **4** YEAR: **2001**
COPAMEX, S.A. DE C.V.

CONSOLIDATED
JUDGED INFORMATION **Final Printing**

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. RODOLFO GUTIERREZ PEÑA
CONTRALOR CORPORATIVO

LIC. FRANCISCO JAVIER ELOSUA GARZA
GERENTE DE RELACIONES CON INVERSIONISTAS

SAN PEDRO GARZA GARCIA, NL, AT APRIL 29 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: COPAME) **FECHA:** 29/04/200: 17:25

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: COPAMEX, S.A. DE C.V.
DOMICILIO: MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA ,NL
TELEFONO: 01 (81) 8152-60-00
FAX: 01 (81) 8152-61-79 **AUTOMATICO:** X
E-MAIL: rogutierrez@copamex.com
DIRECCION DE INTERNET: www.copamex.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: COP831123MFA
DOMICILIO FISCAL: MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. JESUS GONZALEZ JUAREZ
DOMICILIO: MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA ,NL
TELEFONO: 01 (81) 8152-61-30
FAX: 01 (81) 8152-61-39

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE EJECUTIVO
NOMBRE: LIC. JUAN BOSCO MALDONADO QUIROGA
DOMICILIO: MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: 01 (81) 8152-60-00
FAX: 01 (81) 8152-60-09
E-MAIL: jumaldonado@copamex.com

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MARTIN FERRIGNO MALDONADO
DOMICILIO: MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: COPAME) **FECHA:** 29/04/200: 17:25

TELEFONO:	01 (81) 8152-60-00
FAX:	01 (81) 8152-60-09
E-MAIL:	alferrigno@copamex.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR CORPORATIVO
NOMBRE:	C.P. SERGIO FRANCISCO DE LA GARZA Y DE SILVA
DOMICILIO:	MONTES APALACHES NO. 101
COLONIA:	RESIDENCIAL SAN AGUSTIN
C. POSTAL:	66260
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8152-60-10
FAX:	01 (81) 8152-61-29
E-MAIL:	sedelagarza@copamex.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	CONTRALOR CORPORATIVO
NOMBRE:	C.P. RODOLFO GUTIERREZ PEÑA
DOMICILIO:	MONTES APALACHES NO. 101
COLONIA:	RESIDENCIAL SAN AGUSTIN
C. POSTAL:	66260
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8152-61-70
FAX:	01 (81) 8152-61-79
E-MAIL:	rogutierrez@copamex.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA
NOMBRE:	C.P. ALEJANDRO ESTRADA CUELLAR
DOMICILIO:	MONTES APALACHES NO. 101
COLONIA:	RESIDENCIAL SAN AGUSTIN
C. POSTAL:	66260
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8152-61-72
FAX:	01 (81) 8152-61-79
E-MAIL:	alestrada@copamex.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS LUIS DIAZ SAENZ
DOMICILIO:	MONTES APALACHES NO. 101
COLONIA:	RESIDENCIAL SAN AGUSTIN
C. POSTAL:	66260
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8152-61-50
FAX:	01 (81) 8152-61-59
E-MAIL:	cldiaz@copamex.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS LUIS DIAZ SAENZ
DOMICILIO:	MONTES APALACHES NO. 101

CLAVE DE COTIZACION: COPAME) **FECHA:** 29/04/200; 17:25

COLONIA:	RESIDENCIAL SAN AGUSTIN
C. POSTAL:	66260
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8152-61-50
FAX:	01 (81) 8152-61-59
E-MAIL:	cldiaz@copamex.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. FRANCISCO JAVIER ELOSUA GARZA
DOMICILIO:	MONTES APALACHES NO. 101
COLONIA:	RESIDENCIAL SAN AGUSTIN
C. POSTAL:	66260
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8152-61-25
FAX:	01 (81) 8152-61-29
E-MAIL:	frelosua@copamex.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	CONTRALOR CORPORATIVO
NOMBRE:	C.P. RODOLFO GUTIERREZ PEÑA
DOMICILIO:	MONTES APALACHES NO. 101
COLONIA:	RESIDENCIAL SAN AGUSTIN
C. POSTAL:	66260
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8152-61-70
FAX:	01 (81) 8152-61-79
E-MAIL:	rogutierrez@copamex.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS LUIS DIAZ SAENZ
DOMICILIO:	MONTES APALACHES NO. 101
COLONIA:	RESIDENCIAL SAN AGUSTIN
C. POSTAL:	66260
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8152-61-50
FAX:	01 (81) 8152-61-59
E-MAIL:	cldiaz@copamex.com

CLAVE DE COTIZACION: **COPAMEX** **FECHA :** **29/04/2002** 17:25

COPAMEX, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO : **PRESIDENTE**

VIGENCIA DEL : 23/03/2001 22/03/2002
NOMBRE : LIC. JUAN BOSCO MALDONADO QUIROGA

CARGO : **VICEPRESIDENTE**

VIGENCIA DEL : 23/03/2001 22/03/2002
NOMBRE : ING. ALEJANDRO MARTIN FERRIGNO MALDONADO

CARGO : **CONSEJERO(S) HONORARIO(S)**

VIGENCIA DEL : 23/03/2001 22/03/2002
NOMBRE : SR. CARLOS MALDONADO ELIZONDO

CARGO : **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 23/03/2001 22/03/2002
NOMBRE : C.P. SERGIO FRANCISCO DE LA GARZA Y DE SILVA

VIGENCIA DEL : 23/03/2001 22/03/2002
NOMBRE : C.P. GONZALO LUIS LOZANO GARCIA

VIGENCIA DEL : 23/03/2001 22/03/2002
NOMBRE : LIC. RICARDO MALDONADO GONZALEZ

CARGO : **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 23/03/2001 22/03/2002
NOMBRE : C.P. HECTOR ISAO HONGO TSUJI

CARGO : **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 23/03/2001 22/03/2002
NOMBRE : LIC. CARLOS LUIS DIAZ SAENZ

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

Ticker: Copamex 4th Quarter 2001

Copamex, S.A. de C.V.

General Manager's Report

(Management's Discussion and Analysis of Financial Condition and Results of Operation)

Exhibit 1

Certified Information

Copamex, S.A. de C.V. hereby announces its financial results for the year ended December 31, 2001. All figures are in millions of Mexican pesos.

Net sales for the year ended December 31, 2001, were Ps.7,618 million, reflecting a real decrease of 3.2% as compared to sales for the previous year, which were Ps.7,867 million. This decrease is primarily due to 12.4% decline in sales of writing and printing products, which was mitigated by an increase of 1.1% and 1.0% in sales of products related to packaging and consumer products, respectively.

Cost of sales decreased by 8.6% to Ps.4,897 million for the year ended December 31, 2001, from Ps.5,359 million for the prior year. This decrease was due to a decline in international price of imported raw materials, the strength of the dollar with respect to the peso, as well as the fact that the company stopped producing its own pulp and began using imported pulp.

Selling and administrative expenses increased 4.5%, reaching Ps.1,800 million for the year ended December 31, 2001 as compared to Ps.1,722 million for the previous year. This increase resulted from the launching of new product lines such as infant diapers and corrugated cardboard boxes, in addition to higher publicity costs for these new products.

As a result of the above, operating income increased 17.2%, from Ps.786 million for the year ended December 31, 2000 to Ps.921 million. During 2001, the ratio of operating income to sales (expressed as a percentage) increased to 12.1%, while said percentage was only 10.0% for the year 2000. This marginal increase resulted from increased sales of consumer and packaging products, higher value added writing and printing products with larger aggregate value as a percentage of total sales, and a reduction in the cost of raw materials used by the company.

The comprehensive cost of financing cost diminished 68.3%, from Ps.323 million as of December 31, 2000 to Ps.102 million for the prior year. The decrease in financing cost was a result of a reduction in interest rates and in debts, as well as an exchange gain due to the appreciation of the peso with respect to the dollar. Monetary position was lower in 2001 as a result of a lower rate of inflation in 2001.

In 2001 an extraordinary loss was registered for Ps.601 million as a consequence of the close of the pulp mill, of which Ps.507 million corresponded to a reduction in the value of total assets and Ps.94 million worth of expenditures related to the closing of this mill.

As a result of the extraordinary loss related to the closing of the pulp mill, a net loss of Ps.57 million was registered for the year ended December 31, 2001, as compared to a net profit of Ps.118 million during 2000.

Total assets decreased from Ps.13,259 in 2000 to Ps.12,505 in 2001, reflecting a decrease of Ps.754 million originating principally from the decline in asset value as a result of the closing of the pulp mill.

Total debts decreased by 6.0% from Ps.8,989 in 2000 to Ps.8,448 at the close of 2001. This decrease is attributed to a decrease in debt, supported in part by the appreciation of the peso with respect to the dollar as our debt is mostly denominated in dollars.

Our net assets diminished 5.0% from Ps.4,270 in 2000 to Ps.4,058 at the close of 2001. This decrease has been attributed to the decrease in asset value of the pulp mill.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Previa

COPAMEX, S.A. DE C.V. INFORMA SUS RESULTADOS CORRESPONDIENTES AL PERIODO DEL 1 DE ENERO AL 31 DE DICIEMBRE DEL AÑO 2001, CIFRAS EN MILLONES DE PESOS.

LAS VENTAS NETAS AL 31 DE DICIEMBRE DEL 2001 FUERON $7,618 MILLONES DE PESOS, REFLEJANDO UN DECREMENTO REAL DEL 3.2% RESPECTO A LAS VENTAS DEL MISMO PERÍODO DEL AÑO ANTERIOR, LAS CUALES FUERON $7,867 MILLONES DE PESOS. EL DECREMENTO OBEDECE PRINCIPALMENTE A UNA CAÍDA DEL 12.4% EN LAS VENTAS DE PRODUCTOS PARA ESCRITURA E IMPRESIÓN, ÉSTE DECREMENTO SE VE CONTRARRESTADO CON UN INCREMENTO DEL 1.1% Y 1.0% EN LAS VENTAS DE PRODUCTOS DE EMPAQUE Y PRODUCTOS AL CONSUMIDOR RESPECTIVAMENTE.

EL COSTO DE VENTAS DISMINUYÓ 8.6%, AL PASAR A $4,897 MILLONES DE PESOS AL 31 DE DICIEMBRE DE 2001 COMPARADO CON $5,359 MILLONES DE PESOS AL 31 DE DICIEMBRE DE 2000. DICHA DISMINUCIÓN SE DEBIÓ A UNA CAÍDA EN LOS PRECIOS INTERNACIONALES DE LAS MATERIAS PRIMAS IMPORTADAS, A LA FORTALEZA DEL PESO RESPECTO AL DÓLAR, ASÍ COMO AL HECHO QUE LA COMPAÑÍA DEJÓ DE PRODUCIR CELULOSA Y COMENZÓ A SUSTITUIRLA POR CELULOSA IMPORTADA

LOS GASTOS DE VENTA Y ADMINISTRACIÓN SE INCREMENTARON 4.5%, ALCANZANDO $1,800 MILLONES DE PESOS AL 31 DE DICIEMBRE DEL 2001 MIENTRAS QUE AL 31 DE DICIEMBRE DE 2000 FUERON $1,722 MILLONES DE PESOS. ESTE CRECIMIENTO ESTÁ RELACIONADO CON LA APERTURA DE NUEVAS UNIDADES DE NEGOCIOS COMO SON PAÑALES INFANTILES Y CAJAS DE CARTÓN CORRUGADO, ASÍ COMO POR UN MAYOR GASTO DE PUBLICIDAD PARA NUEVOS PRODUCTOS.

COMO RESULTADO DE LO ANTERIOR, LA UTILIDAD DE OPERACIÓN SE INCREMENTÓ 17.2% AL ASCENDER A $921 MILLONES DE PESOS AL 31 DE DICIEMBRE DE 2001 COMPARADO CON $786 MILLONES DE PESOS REGISTRADOS AL 31 DE DICIEMBRE DEL 2000. DURANTE EL 2001, LA UTILIDAD DE OPERACIÓN MEDIDA COMO PORCENTAJE SOBRE VENTAS SE INCREMENTÓ A 12.1%, MIENTRAS QUE DICHO PORCENTAJE FUE 10.0% PARA EL AÑO 2000. ESTE INCREMENTO EN EL MARGEN SE EXPLICA POR UNA MAYOR PARTICIPACIÓN EN LAS VENTAS DE PRODUCTOS AL CONSUMIDOR Y EMPAQUE, ASI COMO A LA VENTA DE PRODUCTOS PARA ESCRITURA E IMPRESIÓN CON MAYOR VALOR AGREGADO Y LA REDUCCIÓN EN LOS COSTOS DE LAS MATERIAS PRIMAS UTILIZADAS POR LA COMPAÑÍA.

EL COSTO INTEGRAL DE FINANCIAMIENTO DISMINUYÓ 68.3%, AL PASAR A $102 MILLONES DE PESOS AL 31 DE DICIEMBRE DEL 2001 COMPARADO CON $323 MILLONES DE PESOS AL 31 DE DICIEMBRE DEL 2000. EL MENOR COSTO DE FINANCIAMIENTO FUE PRODUCTO DE UNA DISMINUCIÓN EN LAS TASAS DE INTERÉS Y EN LA DEUDA, ASÍ COMO EL REGISTRO DE UNA UTILIDAD CAMBIARIA PROVOCADA POR LA APRECIACIÓN DE PESO RESPECTO AL DÓLAR. LA GANANCIA POR POSICIÓN MONETARIA FUE MENOR YA QUE EN EL 2001 SE REGISTRÓ UNA MENOR INFLACIÓN.

EN EL 2001 SE REGISTRÓ UNA PARTIDA EXTRAORDINARIA POR $601 MILLONES DE PESOS COMO CONSECUENCIA DEL CIERRE DE LA UNIDAD CELULOSA, DE LOS CUALES $507 MILLONES DE PESOS CORRESPONDEN A LA BAJA EN EL VALOR DE ACTIVOS Y $94 MILLONES DE PESOS SON GASTOS RELACIONADOS CON EL CIERRE DE ESTA UNIDAD.

COMO RESULTADO DEL CASTIGO EN LOS ACTIVOS Y GASTOS RELACIONADOS CON EL CIERRE DE LA UNIDAD CELULOSA, AL 31 DE DICIEMBRE DEL 2001 SE GENERÓ UNA PÉRDIDA NETA DE $57 MILLONES DE PESOS, EN COMPARACIÓN CON UNA UTILIDAD NETA DE $118 MILLONES DE PESOS EN EL MISMO PERIODO DEL 2000.

EL ACTIVO TOTAL PASÓ DE $13,259 EN 2000 A $12,505 EN 2001, REFLEJANDO UNA

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

DISMINUCIÓN DE $754 MILLONES DE PESOS ORIGINADA PRINCIPALMENTE POR LA BAJA EN EL VALOR DE LOS ACTIVOS DE LA UNIDAD CELULOSA.

EL PASIVO TOTAL DISMINUYÓ 6.0% AL PASAR DE $8,989 EN 2000 A $8,448 AL CIERRE DEL 2001. ESTA DISMINUCIÓN FUE ORIGINADA POR UNA DISMINUCIÓN EN LA DEUDA, APOYADA EN PARTE POR LA APRECIACIÓN DEL PESO RESPECTO AL DÓLAR YA QUE NUESTRA DEUDA ESTÁ CONTRATADA EN DÓLARES.

EL CAPITAL CONTABLE DISMINUYÓ 5.0% AL PASAR DE $4,270 EN 2000 A $4,058 AL CIERRE DE 2001, LA DISMINUCIÓN FUE ORIGINADA POR LA BAJA EN EL VALOR DE LOS ACTIVOS DE LA UNIDAD CELULOSA.

Exhibit 2

The following is a summary of the principal accounting policies of Copamex, S.A. de C.V. A description of such policies in English can be found in Note 1 to its audited financial statements which was filed on Form 6-K on April 30th, 2001.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Previa**

PRINCIPALES POLITICAS CONTABLES:

LAS PRINCIPALES POLITICAS CONTABLES DE LA EMPRESA, LAS CUALES ESTAN DE ACUERDO CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS, SE RESUMEN A CONTINUACION:

A) RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACION.

LAS COMPAÑIAS INCORPORAN LOS EFECTOS DE LA INFLACION EN LA INFORMACION FINANCIERA EN BASE A LAS DISPOSICIONES DEL BOLETIN B-10 (RECONOCIMIENTO DE LOS EFECTOS DE INFLACION EN LA INFORMACION FINANCIERA) Y DE SUS ADECUACIONES EMITIDOS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS (IMPC); CONSECUENTEMENTE, LAS CIFRAS DE LOS ESTADOS FINANCIEROS CONSOLIDADOS Y SUS NOTAS SE EXPRESAN EN MILES DE PESOS DE PODER ADQUISITIVO DE LA FECHA DEL ESTADO DE SITUACION FINANCIERA CONSOLIDADO DEL ULTIMO EJERCICIO REPORTADO.

B) ACTUALIZACION DE CAPITAL.

ESTE CONCEPTO REPRESENTA LA INVERSION DE LOS ACCIONISTAS EN TERMINOS DE PODER ADQUISITIVO DE LA MONEDA, EQUIVALENTE AL DE LAS FECHAS EN QUE SE EFECTUARON LAS APORTACIONES Y EN QUE LOS RESULTADOS FUERON GENERADOS. SU MONTO SE CALCULO DETERMINANDO LA ANTIGUEDAD DE LAS APORTACIONES Y GENERACION DE RESULTADOS APLICANDO A CADA CAPA FACTORES DERIVADOS DEL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC).

C) EXCESO EN LA ACTUALIZACION PATRIMONIAL.

ESTE CONCEPTO ESTA REPRESENTADO POR EL RESULTADO ACUMULADO POR TENENCIA DE ACTIVOS NO MONETARIOS DERIVADOS DEL CAMBIO EN EL VALOR DE REPOSICION DE LOS MISMOS EN RELACION AL INPC.

D) COSTO INTEGRAL DE FINANCIAMIENTO.

REPRESENTA EL COSTO INTEGRAL DE FINANCIAMIENTO REAL INCURRIDO DURANTE EL EJERCICIO, INCLUYENDO INTERESES DEVENGADOS, FLUCTUACIONES CAMBIARIAS Y EL RESULTADO POR POSICION MONETARIA.

E) RESULTADO POR POSICION MONETARIA.

REPRESENTA EL RESULTADO DE MANTENER ACTIVOS Y PASIVOS MONETARIOS DURANTE PERIODOS INFLACIONARIOS, QUE AL CONSERVAR SU VALOR NOMINAL DISMINUYEN SU PODER ADQUISITIVO.
ESTE CONCEPTO SE DETERMINA APLICANDO A LA POSICION MONETARIA NETA MENSUAL, LOS FACTORES DERIVADOS DEL INPC.

F) INVENTARIOS Y COSTO DE VENTAS.

EL VALOR DE LOS INVENTARIOS FINALES SE ACTUALIZA A COSTO DE REPOSICION, SIN EXCEDER A LOS VALORES DE REALIZACION, UTILIZANDO EL METODO DE COSTEO DIRECTO. EL COSTO DE VENTAS SE DETERMINA DE ACUERDO AL METODO DE VALUACION DE ULTIMAS ENTRADAS PRIMERAS SALIDAS.

G) INMUEBLES, MAQUINARIA Y EQUIPO.

SE REGISTRAN INICIALMENTE A SU COSTO DE ADQUISICION. CONFORME AL QUINTO DOCUMENTO DE ADECUACIONES AL BOLETIN B-10 (MODIFICADO) EMITIDO POR EL IMCP, A PARTIR DE 1997 Y CON BASE A LOS VALORES DE REPOSICION DETERMINADOS POR

VALUADORES AL 31 DE DICIEMBRE DE 1996, EL VALOR DE ESTOS ACTIVOS SE ACTUALIZA APLICANDO FACTORES DERIVADOS DEL INPC DE MEXICO.
LA DEPRECIACION SE CALCULA POR EL METODO DE LINEA RECTA SOBRE LA BASE DEL VALOR ACTUALIZADO DE LOS ACTIVOS DURANTE EL AÑO Y APLICANDO TASAS ACORDES CON LA VIDA UTIL DE LOS BIENES.

H) EXCESO DEL COSTO DE LAS ACCIONES DE SUBSIDIARIAS SOBRE EL VALOR CONTABLE.

EL EXCESO DEL COSTO DE LAS ACCIONES DE SUBSIDIARIAS SOBRE EL VALOR CONTABLE REPRESENTA LA DIFERENCIA ENTRE EL COSTO DE ADQUISICION Y EL VALOR CONTABLE DE LAS ACCIONES EN BASE A LOS ESTADOS FINANCIEROS DE LAS EMISORAS AL MOMENTO DE LA ADQUISICION DE LA TENENCIA ACCIONARIA. ESTE EXCESO SERA AMORTIZADO DENTRO DE LOS SIGUIENTES VEINTE AÑOS.

I) INGRESOS.

LOS INGRESOS SE RECONOCEN AL MOMENTO DE ENVIAR LA MERCANCIA AL CLIENTE Y EMITIR LA FACTURA CORRESPONDIENTE.

J) IMPUESTOS DIFERIDOS.

A PARTIR DEL 1 DE ENERO DE 2000, ENTRO EN VIGOR EL NUEVO BOLETIN D-4 "TRAMIENTO CONTABLE DEL IMPUESTO SOBRE LA RENTA, DEL IMPUESTO AL ACTIVO Y DE LA PARTICIPACION DE LOS TRABAJADORES EN LA UTILIDAD" EMITIDO POR EL IMCP MEDIANTE EL CUAL SE MODIFICAN LAS REGLAS DE VALUACION Y PRESENTACION DEL IMPUESTO SOBRE LA RENTA DIFERIDO (IMPUESTOS DIFERIDOS). EN TERMINOS GENERALES EL NUEVO BOLETIN, REQUIERE LA DETERMINACION DE IMPUESTOS DIFERIDOS BASICAMENTE POR TODAS LAS DIFERENCIAS TEMPORALES ENTRE LOS SALDOS CONTABLES Y FISCALES DEL BALANCE GENERAL, APLICANDO LA TASA DEL IMPUESTO SOBRE LA RENTA VIGENTE A LA FECHA DE EMISION DE LOS ESTADOS FINANCIEROS.
EL EFECTO ACUMULADO AL PRINCIPIO DEL AÑO 2000 POR LA ADOPCION DE ESTE NUEVO BOLETIN, DEBE APLICARSE AL CAPITAL CONTABLE.

EL NUEVO BOLETIN NO CAMBIA EN FORMA SIGNIFICATIVA LA CONTABILIZACION DE LA PARTICIPACION DE UTILIDADES A LOS TRABAJADORES.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.
(Registrant)

Date: May 8, 2002

By: ______________________
Carlos Luis Díaz Sáenz
General Counsel